FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the interests of Sir Andrew Witty, a Director, and his Connected Persons, in the Ordinary Shares of GlaxoSmithKline plc (the "Company"):

(a) The disposal on 7 February 2014 by Sir Andrew by way of gift of 50 Ordinary shares in the Company;
(b) The transfer on 7 February 2014 by way of gift of 500 Ordinary shares in the Company from Sir Andrew to one of his children; and
(c) The transfer on 10 February 2014 by way of gift of 1,250 Ordinary shares in the Company from Sir Andrew to his other child.

The Company was advised of these transactions on 10 February 2014.

This notification relates to transactions notified in accordance with paragraph 3.1.4R(1)(a) and (c) of the Disclosure and Transparency Rules.

Sonja Arsenić
Corporate Secretariat

10 February 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 10, 2014

By: SIMON BICKNELL
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Simon Bicknell
Authorised Signatory for and on
behalf of GlaxoSmithKline plc